Exhibit 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2009	2008
Income from continuing operations, before taxes	$9,742,308	$3,582,511
Fixed charges, as adjusted	29,008,246	25,436,055

	$38,750,554	$29,018,566

Fixed charges:
Interest expense including amortization of debt costs	$24,708,105	$20,847,244
Capitalized interest	1,695,534	268,855
Interest factor on rent ( 1/3 rent expense)	4,300,141	4,588,811

Total fixed charges	30,703,780	25,704,910
Less capitalized interest	(1,695,534)	(268,855)

Fixed charges, as adjusted	$29,008,246	$25,436,055

Ratio of earnings to fixed charges	1.3	1.1